FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For January 28, 2020

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 4250708
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

This Report on Form 6-K is incorporated by reference into the registrant's Israeli prospectus, dated August 10, 2017.

Index

1.	Press release dated January 28, 2020 – Cellcom Israel Ltd. Announces Extraordinary General Meeting of Shareholders

2.	Notice of the Extraordinary General Meeting of Shareholders – Proxy Statement

3.	Proxy Card for Extraordinary General Meeting of Shareholders

Item 1

CELLCOM ISRAEL LTD. ANNOUNCES EXTRAORDINARY
GENERAL MEETING OF SHAREHOLDERS

NETANYA, Israel, January 28, 2020 – Cellcom Israel Ltd. (NYSE: CEL) announced today that an extraordinary General Meeting of Shareholders (the “Meeting”) of Cellcom Israel Ltd. (the “Company”) will be held on Thursday, March 5, 2020, at 4:00 p.m. (Israel time), at the offices of the Company, 10 Hagavish Street, Netanya, Israel. The record date for the Meeting is Friday, February 7, 2020.

The agenda of the Meeting is as follows:

(1)	Approval of the Remuneration to the Company's new Chief Executive Officer.

(2)	Amendment of the Company’s Compensation Policy.

Quorum

Two or more shareholders holding in the aggregate at least one-third of the outstanding voting power in the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

Voting Requirements

Items 1 and 2 require the affirmative vote of the holders of a majority of the voting power present at the meeting, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the shares of non-controlling shareholders or who do not have a personal interest in the approval of the proposal voted at the meeting vote in favor of the proposal (disregarding abstentions); or (ii) the total number of shares among the shareholders described in section (i) above voted against the proposal does not exceed 2% of the aggregate voting rights in the Company.

Proxy statements and proxy cards for use by shareholders that cannot attend the meeting in person will be sent by mail, on or about February 12, 2020, to the Company’s shareholders that hold shares registered with the American Stock Transfer & Trust Company, including shares held via Depository Trust Company (DTC) members other than the Tel Aviv Stock Exchange Clearinghouse. Shareholders that hold shares via the Tel Aviv Stock Exchange Clearinghouse may access the proxy statement and a form of Hebrew ballot via the following websites: http://www.magna.isa.gov.il and http://maya.tase.co.il.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is a leading Israeli communications group, providing a wide range of communications services. Cellcom Israel is the largest Israeli cellular provider, providing its approximately 2.767 million cellular subscribers (as at September 30, 2019) with a broad range of services including cellular telephony, roaming services for tourists in Israel and for its subscribers abroad, text and multimedia messaging, advanced cellular content and data services and other value-added services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an LTE 4 generation network and an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Cellcom Israel further provides OTT TV services, internet infrastructure and connectivity services and international calling services, as well as landline telephone services in Israel. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website http://investors.cellcom.co.il.

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9735	Investor Relations Contact Ehud Helft GK Investor & Public Relations In partnership with LHA cellcom@GKIR.com Tel: +1 617 418 3096

Item 2

CELLCOM ISRAEL LTD.

NOTICE OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Extraordinary General Meeting of Shareholders (the “Meeting”) of Cellcom Israel Ltd. (the “Company”) will be held on March 5, 2020, at 4:00 p.m. (Israel time), at the offices of the Company, 10 Hagavish Street, Netanya, Israel, for the following purpose:

(1)	approval of remuneration to the Company's new Chief Executive Officer.

(2)	amendment of the Company’s Compensation Policy.

Shareholders of record at the close of business on Friday, February 7, 2020 (the “Record Date”) are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Proxies are being mailed to shareholders registered with our U.S. transfer agent (including those who hold shares via participants of the Depository Trust Company other than the TASE Clearinghouse). Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided.  No postage is required if mailed in the United States.

If a shareholder’s shares are held through a member of the Tel Aviv Stock Exchange ("TASE") for trading thereon, such shareholder may vote in person or via proxy at the meeting or by delivering or mailing (via registered mail) his, her or its completed Hebrew written ballot (in the form filed by the Company via the MAGNA online filing system at www.magna.isa.gov.il ("MAGNA") of the Israel Securities Authority ("ISA") and on the TASE website at www.tase.co.il) to the offices of the Company at the address set forth above, Attention: Liat Menahemi Stadler, VP Legal and Corporate Secretary no later than four hours before the time fixed for the Meeting. Voting at the meeting or by way of a written ballot requires a proof of ownership (ishur baalut), as of the Record Date, issued by that TASE member.  Alternatively, shares held via a TASE member may be voted electronically via the ISA's electronic voting system, up to six hours before the time fixed for the Meeting. Shareholders should receive instructions about electronic voting from the TASE member through which they hold their shares.

Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

Joint holders of shares should take note that, pursuant to Article 31(d) of the Articles of Association of the Company, the vote of the most senior of such joint holders who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s).  For this purpose, seniority will be determined by the order in which the names stand in the Company’s Register of Members.

By Order of the Board of Directors, Liat Menahemi Stadler VP Legal and Corporate Secretary
Dated:  January 28, 2020

CELLCOM ISRAEL LTD.

10 Hagavish Street

Netanya, Israel

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 0.01 per share (the “Ordinary Shares”), of Cellcom Israel Ltd. (the “Company”) in connection with the solicitation by the Board of Directors of proxies for use at the Extraordinary General Meeting of Shareholders (the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of the Extraordinary General Meeting of Shareholders. The Meeting will be held on March 5, 2020, at 4:00 p.m. (Israel time), at the offices of the Company, 10 Hagavish Street, Netanya, Israel.

The agenda of the Meeting will be as follows:

(1)	approval of remuneration to the Company's new Chief Executive Officer.

(2)	amendment of the Company’s Compensation Policy.

The Company currently is not aware of any other matters that will come before the Meeting.  If any other matters properly come before the Meeting, the persons designated as proxies may vote in accordance with their judgment on such matters. As more fully described in the Proxy Statement, shareholders may present proposals for consideration at the Meeting by submitting their proposals to the Company no later than seven days after the date hereof.

A form of proxy for use at the Meeting is enclosed. Unless otherwise indicated on the form of proxy, Ordinary Shares represented by any proxy in the enclosed form will be voted in favor of all the matters to be presented at the Meeting, as described above. To be valid, a proxy must be properly executed and received by the Company not less than 72 hours prior to the time scheduled for the Meeting, unless a shorter period is determined by the chairman of the Meeting.

If a shareholder’s shares are held through a TASE member for trading thereon, such shareholder may vote in person or via proxy at the meeting or by delivering or mailing (via registered mail) his, her or its completed Hebrew written ballot (in the form filed by the Company via MAGNA and on the TASE website at www.tase.co.il) to the offices of the Company at the address set forth above, Attention: Liat Menahemi Stadler, VP Legal and Corporate Secretary no later than four hours before the time fixed for the Meeting. Voting at the meeting or by way of a written ballot requires a proof of ownership (ishur baalut), as of the Record Date, issued by that TASE member. Alternatively, shares held via a TASE member may be voted electronically via the ISA's electronic voting system, up to six hours before the time fixed for the Meeting. Shareholders should receive instructions about electronic voting from the TASE member through which they hold their shares.

Shareholders may revoke the authority granted by their execution of proxies by delivering to the Company a written notice of revocation or duly executed proxy bearing a later date, provided such revocation notice or later-dated proxy is received prior to the above deadline, or by voting in person at the Meeting. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining whether a quorum is present.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company.  Only shareholders of record at the close of business on Friday, February 7, 2020 (the "Record Date") will be entitled to vote at the Meeting. Proxies are being mailed to shareholders registered with our U.S. transfer agent (including those who hold shares via participants of the Depository Trust Company other than the TASE Clearinghouse) on or about February 12, 2020 and will be solicited mainly by mail. However, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, e-mail or other personal contact.  The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

On December 31, 2019, 147,288,446 Ordinary Shares were outstanding. Subject to the voting restrictions described below, each Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders holding in the aggregate at least one-third of the outstanding voting power in the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

Voting Restrictions under our Telecommunications Licenses
We provide our cellular services under a non-exclusive general license granted to us by the Ministry of Communications of the State of Israel.  We also hold several other licenses for the provision of certain telecommunications services. According to our licenses, investors are prohibited from acquiring or transferring (alone or together with relatives or with other parties who collaborate on a regular basis) our Ordinary Shares, directly or indirectly (including by way of creating a pledge which if foreclosed, would result in the transfer of shares), in one transaction or a series of transactions, if such acquisition or transfer will result in a holding or transfer of 10% or more of any of our means of control, or from transferring any of our means of control if as a result of such transfer control over our Company will be transferred from one party to another, without the prior approval of the Ministry of Communications. In addition, according to our licenses, if you hold more than 5% of our means of control, you may not (i) hold, directly or indirectly, more than 5% of the means of control in Bezeq – The Israeli Telecommunications Corporation Ltd., or Bezeq, which is the incumbent landline operator in Israel, or in another cellular operator in Israel (subject to certain exceptions), (ii) serve as an office holder of one of our competitors, other than in specific circumstances and subject to the approval of the Ministry of Communications, or (iii) be party to any arrangement whatsoever with Bezeq or another cellular operator that is intended or is likely to restrict or harm competition in Israel in the field of cellular services, cellular handsets or other services provided through the cellular network. For more details relating to these restrictions, please see “Item 4.B – Business Overview – Government Regulations – Cellular Segment - Our Cellular License”  of our Annual Report for 2018 on Form 20-F, filed with the U.S. Securities and Exchange Commission (the "SEC") on March 18, 2019, or our 2018 Annual Report, and our principal license, a convenience English translation of which is an exhibit to our Annual Reports. The holding and transfer restrictions under our licenses are posted on our website at http://investors.cellcom.co.il under “Investor Relations – Corporate Governance - Legal & Corporate.”

As required under our license, our Articles of Association provide that any holdings of our Ordinary Shares that contravene the holding or transfer restrictions contained in our licenses will not entitle the holder thereof to voting rights. In addition, our licenses and our Articles of Association require that as a condition to voting by any shareholders, in person or by proxy, at any meeting of our shareholders, such shareholder must certify whether or not his, her or its holdings of our Ordinary Shares contravene any of the restrictions contained in our licenses.

The enclosed form of proxy includes a box to mark to confirm that your holdings of our Ordinary Shares do not contravene any of the holding or transfer restrictions set forth in our licenses.  If you do not mark this box, your vote will not be counted.  If only a portion of your holdings of Ordinary Shares so contravenes, you may be entitled to vote the portion that does not contravene. In that case, please contact the Company's VP Legal at +972-52-998-9595 for instructions on how to vote your non-contravening Ordinary Shares or, if you hold your shares in "street name", you may ask the representative managing your account to contact the Company on your behalf. 1

1 If you provide specific instructions (by marking a box) with regard to the Proposals, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions with respect to the Proposals, your broker will not be permitted to cast a vote with respect to such Proposal (commonly referred to as a “broker non-vote”). In such circumstances, the shares held by you will be included in determining the presence of a quorum at the Meeting, but are not considered “present” for the purpose of voting on the Proposal. Such shares have no impact on the outcome of the voting on such Proposal. If you sign and return your proxy card or voting instruction form, the persons named as proxies will vote in their discretion on any other matters that properly come before the Meeting and are not included in the Proposal set forth above.

Currency

Our financial statements are denominated in New Israeli Shekels ("NIS"). On December 31, 2019, the representative rate of exchange published by the Bank of Israel was NIS 3.456 to US$ 1.00.

Share Ownership

Unless specified otherwise, the following table sets forth information regarding beneficial ownership of our shares as of December 31, 2019, by each person, or group of affiliated persons, known to us to be the beneficial owner of 5% or more of our outstanding shares.

In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes any shares issuable pursuant to options that are exercisable within 60 days of December 31, 2019. Any shares issuable pursuant to such options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the percentage of any other person. The percentage of beneficial ownership for the following table is based on 147,288,446 ordinary shares outstanding as of December 31, 2019. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, our major shareholders do not have different voting rights and the persons named in the table have sole voting and investment power with respect to all ordinary shares held by them.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent

Koor Industries Ltd., or Koor*	78,477,620	53.28%
Menora Mivtachim Holdings Ltd.**	9,271,818	6.3%
Directors and executive officers as a group (16 persons)***	637,000	0.0043%

_______________
*
Koor is a private company, wholly owned by Discount Investment Corporation Ltd., or DIC.  DIC, a public Israeli company traded on the Tel Aviv Stock Exchange, is owned approximaetly 84% by Dolphin IL Investment Ltd., or Dolphin IL, and Tyrus S.A., both private companies controlled by various companies controlled by Mr. Eduardo Elzstain.

Koor's holdings include: (1) 60,437,430 ordinary shares held by Koor directly; (2) 7,339,838 ordinary shared held by the two Israeli shareholders (3,669,919 shares each) who are considered joint controlling shareholders with Koor (through a lending transaction) (one of which is controlled by Mr. Mauricio Wior, the vice chairman of the Company, and one of which is controlled by Mr. Blejer, an officer of a company controlled by the Company's controlling shareholder); (3) 3,412,500 ordinary shares (representing approximately 2.32% of our issued and outstanding shares) held by a few shareholders whose voting rights are vested in Koor; and (4) 7,287,852 ordinary shares issuable upon the exercise of our TASE-listed series 3 and 4 options held by Koor that are fully exercisable. Does not include 1,972,331 ordinary shares (representing approximately 1.34 % of our issued and outstanding shares) held as of December 31, 2019, by a subsidiary of DIC, all for members of the public through mutual funds, which are managed by this company.

The Israeli shareholders have appointed one member of our board of directors pursuant to our cellular license and our Articles of Association, and DIC's CEO serves as a member of our board of directors.

DIC's shares have been pledged as collateral to IDB's debenture holders and IDB, in several pledges of varying ranks pursuant to the previously reported sale of DIC to Dolphin IL. Based on the foregoing, Dolphin IL (by reason of its control of DIC), DIC (by reason of its control of Koor), companies controlled by Eduardo Elsztain (as described above), and Eduardo Elsztain may be deemed to share with Koor the power to vote and dispose of our shares beneficially owned by Koor. Certain reporting persons under DIC's and Koor's Schedule 13D/A disclaim beneficial ownership of certain shares reported therein.

**	Includes the holdings of Menora Mivtachim Holdings Ltd. and its affiliated entities.

***	Includes 637,000 ordinary shares issuable upon the exercise of stock options that are exercisable on, or within 60 days following December 31, 2019.

AGENDA OF THE EXTRAORDINARY GENERAL MEETING

Item 1 –Approval of remuneration to the Company's new CEO

 On January 4, 2020, the Company's board of directors appointed Mr. Avi Gabbay, as the Company's Chief Executive Officer, effective as of January 19, 2020.

A brief biography of Mr. Gabbay is set forth below:

From 2014 to September 2019, Mr. Gabbay held various leadership positions in Israel's politics, including as the Minister of Environmental Protection, the chairman of the Avoda (labor) Party, a member of the Israeli Parliament, and one of the founders of the Kulanu Party.  From 2013 to 2015 he also served as the Chairman of the Board of the Appleseeds, a non-profit organization. From 1998 to 2013 Gabbay served in various roles in Bezeq Group, including Bezeq's CEO (2007-2013), Bezeq International's (Bezeq's subsidiary) CEO (2003-2007), VP Economics and Strategy, and VP Human Resources. From 1994 to 1998 Mr. Gabbay served in various positions in the Budget Division of the Israeli Ministry of Finance. Mr. Gabbay holds an MBA and a B.A. in economics, both from the Hebrew university of Jerusalem.

Under the Company's Compensation Policy the Company's executive officers' compensation, including the CEO, is composed of base salary, an annual cash bonus, a potential special cash bonus, equity based compensation awards and termination arrangements. For additional details regarding the principles, caps and limitations applied to the CEO's compensation package see "Item 6. Directors, Senior Management and Employees – B. Compensation - Compensation Policy" on our 2018 Annual Report.

Under the Israeli Companies Law, in general, the compensation terms for the CEO must be approved by the compensation committee, the board of directors and the shareholders of the Company (by a special majority), in that order. In January 2020, the Company's board of directors approved, following the approval of the Company's compensation committee, the following compensation package for the Company's CEO:

•	Base Salary – Monthly salary of NIS 110,000, linked to the Israeli consumer price index, or the Israeli CPI.

•
Equity based compensation award – The grant of 4,153,472 options under our 2015 Share Incentive Plan (for additional details see "Item 6. Directors, Senior Management and Employees – E. Share Ownership – 2015 Share Incentive Plan" in our 2018 Annual Report). The options granted will vest in five installments on the first, second, third, fourth and fifth anniversaries of the date of grant at an exercise price of NIS 14.20 per share for the first installment - 967,993 options, NIS 14.99 per share for the second installment - 937,030 options, NIS 16.10 per share for the third installment - 805,570 options, NIS 17.25 per share for the fourth and fifth installments - 762,509 and 680,370 options, respectively. The options may be exercised within 3 years from the date of vesting of each installment. We will record the total sum of approximately NIS 12 million as a compensation expense related to Mr. Gabbay's grant, over a period of seven years (nonlinearly).

•
Annual cash bonus and all other compensation components, such as vacation, sick days, contribution on behalf of the CEO towards work disability insurance and a manager's insurance policy or a pension fund, company car and other benefits and perquisites, termination arrangements, indemnification, liability insurance and the grant of an exemption from liability etc., shall be paid to the CEO in accordance with the guidelines set forth in the Compensation Policy.

The Company's compensation committee and board of directors each approved the above compensation package, after approving that the compensation package is in line with our Compensation Policy, including as to the total compensation cap, the compensation mix, the base salary peer group comparative level and the equity based compensation award terms, including: vesting period, exercise price and maximum dilution of shareholders. The compensation committee and board of directors concluded that the compensation package is in line with the compensation philosophy and strategy as detailed in our Compensation Policy, specifically creating incentives for driving the Company's business strategy and long term objectives and value creation while avoiding unnecessary risk taking. In approving the aforesaid, our Compensation Committee and Board of Directors each reviewed a peer group analysis, conducted by a leading independent expert in the field of executive compensation, which included a benchmark of 18 companies, including telecommunications companies and companies operating in other markets whose characteristics, such as nature of operations and revenue levels, are similar to ours, which concluded that the proposed compensation package as a whole, as well as each of its main elements, is on market terms  and  for the proposed base salary, lower than the range of the peer group base salaries set forth in our Compensation Policy.

At the Meeting, our shareholders will be asked to approve the remuneration to Mr. Gabay as set forth above.

Required Approval

The approval of the CEO's remuneration requires the affirmative vote of the holders of a majority of the voting power in the Company present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the holders who are not controlling shareholders of the Company and shareholders who do not have a Personal Interest in the approval of the proposed resolution voted at the meeting in favor of the approval of the proposed resolution  (disregarding abstentions and broker non-votes which will not be considered votes cast for this purpose, and will have no effect on the vote); or (ii) the total number of shares of the shareholders referred to  in section (i) above that are voted against the approval of the proposed resolution does not exceed 2% of the total voting rights in the Company (condition (i) or (ii) shall be reffered to as: "Special Majority").

According to the Companies Law, for this purpose, "control" means the ability to direct the Company's activities, except such ability deriving solely from holding the office of director or officer in the Company, and any person who holds (including through a subsidiary and/or an affiliate) 50% or more of the voting rights or the right to appoint directors or a CEO, shall be deemed a controlling shareholder; and a “Personal Interest” means a shareholder's personal interest in an act or a transaction of a company (i) including a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or has the right to appoint a director or the CEO, (ii) excluding an interest arising solely from the ownership of our Ordinary Shares. To avoid confusion, in the form of proxy card, we refer to such  Personal Interest as a "personal benefit or other personel interest".

The enclosed form of proxy includes a box you can mark to confirm that you are not a "controlling shareholder" and do not have a personal interest in this matter arising from connections with a controlling shareholder. If you do not mark this box, your vote will not be counted towards the Special Majority required. If you are unable to make this confirmation, please contact the Company's General Counsel for guidance on how to vote at +972-52-998-9595 or, if you hold your shares in "street name" you may ask the representative managing your account to contact the Company's General Counsel at the number above.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the CEO's remuneration, as set forth in the Proxy Statement, is hereby approved.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

Item 2 - Amendment of the Company’s Compensation Policy - – Insurance Policy

According to the Israeli Companies Law, or the Companies Law, a public company must adopt a compensation policy, recommended by the compensation committee and approved by the board of directors and the shareholders, in that order. The Company's Compensation Policy for Executive Officers and Directors was approved in December 2017.

Under the Company's current Compensation Policy, the liability insurance policy we maintain for the benefit of our office holders is limited by the following: the coverage will not exceed US$100 million per claim in the aggregate, and additional reasonable expenses in connection with defending lawsuits, and the premium will not exceed US$ 1 million per annum in any renewal or extension or substitution of the policy and the deductible will not exceed US$ 0.5 million per claim.

Significant changes to office holders' insurance market conditions, exogenous to the Company, stemming mainly from a substantial increase in the amount of claims filed in the USA and defense costs, increased regulatory investigations and additional risks, led to insurers ceasing or limiting their operations in the office holders insurance field, mainly in relation to companies traded in the USA and to premium and deductible rising significantly, with no possibility to renew existing policies on the same terms.

As a result and given the importance of maintaining an adequate liability insurance by the Company for its office holders, more so, as the Company itself has undertaken to exempt its office holders from liability to the Company and indemnify the Company's office holders against certain financial liability and litigation expenses for certain events, as detailed in our Compensation Policy, the Company's Compensation Committee and Board of Directors approved in January 2020 the following changes to our Compensation Policy, in relation to liability insurance for our office holders:

•	Premium will not exceed US$ 2 million per annum;

•	Deductible will not exceed US$ 5 million per claim;

At the Meeting, our shareholders will be asked to approve the amendment to the Compensation Policy as set forth above, as of the date of the Board of Directors' approval of the amendment.

Required Approval

The approval of the amnedment to the Compensation Policy, requires the affirmative vote of the holders of a Special Majority (as defined in Item 1 above) of the voting power in the Company present, in person or by proxy, and voting on each matter.

The enclosed form of proxy includes a box you can mark to confirm that you are not a "controlling shareholder" and do not have a personal interest in this matter arising from connections with a controlling shareholder. If you do not mark this box, your vote will not be counted towards the Special Majority required. If you are unable to make this confirmation, please contact the Company's General Counsel for guidance on how to vote at +972-52-998-9595 or, if you hold your shares in "street name" you may ask the representative managing your account to contact the Company's General Counsel at the number above.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the Compensation Policy amendment, as set forth in the Proxy Statement, is hereby approved, as of the date of the Board of Directors' approval of the amendment.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

PROPOSALS OF SHAREHOLDERS

Any shareholder of the Company who intends to present a proposal at the Extraordinary General Meeting of Shareholders must satisfy the requirements of the Companies Law. Under the Companies Law, only shareholders who severally or jointly hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board of Directors include a proposal in a shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting. Such shareholders may present proposals for consideration at the Meeting by submitting their proposals in writing to our VP Legal and Corporate Secretary at the following address: Cellcom Israel Ltd., 10 Hagavish Street, Netanya 4250708, Israel, Attn.: Liat Menahemi Stadler, VP Legal and Corporate Secretary. For a shareholder proposal to be considered for inclusion in the Meeting, our VP Legal and Corporate Secretary must receive the written proposal no later than seven days after the date hereof, by February 4, 2020. If our Board of Directors determines that a shareholder proposal is duly and timely received and is appropriate for inclusion in the agenda of the Meeting, we will publish a revised agenda for the Meeting no later than seven days following the deadline for the receipt of shareholder prosposals.

POSITION STATEMENTS

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the Meeting to 10 Hagavish Street, Netanya 4250708, Israel, Attn.: Liat Menahemi Stadler, VP Legal and Corporate Secretary no later than ten days prior to the meeting, by February 24, 2020. Any position statement received will be filed on a Current Report on Form 6-K with the SEC and the ISA (and will be available on the MAGNA and on the TASE website at www.tase.co.il).

By Order of the Board of Directors, Liat Menahemi Stadler VP Legal and Corporate Secretary

Dated: January 28, 2020

Item 3

Cellcom Israel Ltd.

PROXY

The undersigned hereby appoints Shlomi Fruhling, Chief Financial Officer of Cellcom Israel Ltd. (the “Company”), Liat Menahemi-Stadler, VP Legal and Corporate Secretary of the Company, and each of them, attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent the undersigned at the Extraordinary General Meeting of Shareholders of the Company (the “Meeting”) to be held at the offices of the Company, 10 Hagavish Street, Netanya, Israel on Thursday, March 5, 2020, at 4:00 p.m. (Israel time), and at any adjournments or postponements thereof, and to vote at the Meeting on behalf of the undersigned all the Ordinary Shares of the Company which the undersigned is entitled to vote thereat upon the following matter, which is more fully described in the Notice of Extraordinary General Meeting of Shareholders and Proxy Statement relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned.  Any and all proxies heretofore given by the undersigned are hereby revoked.

Subject to the "IMPORTANT NOTES" below, if no direction is made with respect to the proposals listed on the reverse side, this Proxy will be voted “FOR” such proposals and in such manner as the holder of the Proxy determines with respect to any other business as may properly come before the Meeting or all and any adjournments or postponements thereof.

IMPORTANT NOTES:

•	The votes under this Proxy will not be counted unless the undersigned marks the box in Item 3.

•
The votes under this Proxy will not be counted towards the special majority required for the approval of Proposals 1 and 2 unless the undersigned marks the boxes in Proposal 1A and 2A, respectively, thereby confirming that it is not a controlling shareholder and does not have a personal benefit or other personal interest in the approval of the relevant proposal. See page 6 of the Proxy Statement for more information.

☒ Please mark your votes as in this example using dark ink only.

(1) Approval of the remuneration to the Company's Chief Executive Officer.
	☐ FOR	☐ AGAINST	☐ ABSTAIN

(1A) The undersigned confirms it is not a “controlling shareholder” of the Company under the Israeli Companies Law, 1999 and does not have a personal benefit or other personal interest in the approval of the remuneration to the Company's Chief Executive Officer, as described in the Proxy Statement.

☐ FOR

(2) Amendment of the Company’s Compensation Policy.
	☐ FOR	☐ AGAINST	☐ ABSTAIN

(2A) The undersigned confirms it is not a “controlling shareholder” of the Company under the Israeli Companies Law, 1999 and does not have a personal benefit or other personal interest in the approval of the amendment of the Company’s Compensation Policy, as described in the Proxy Statement.

☐ FOR

(3)    The undersigned hereby confirms that the holding of Ordinary Shares of the Company, directly or indirectly, by the undersigned does not contravene any of the holding or transfer restrictions set forth in the Company’s telecommunications licenses. If only a portion of your holdings so contravenes, you may be entitled to vote the portion that does not contravene. See page 3 of the Proxy Statement for more information.

☐ FOR

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

The undersigned acknowledges receipt of the Notice of Extraordinary General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting.

	Date: , 2020			Date , 2020
SIGNATURE		SIGNATURE IF HELD JOINTLY	TITLE (if applicable)

Instructions:
(1) Please date, sign exactly as your name appears on this proxy and promptly return in the enclosed envelope.
(2) In the case of joint ownership, each owner should sign, and if all of them do not sign, then the signature of the senior owner who votes in person or by proxy shall be accepted to the exclusion of the vote(s) of the other joint owner(s); for this purpose, seniority shall be determined by the order in which the names appear in the shareholders register.
(3) When signing as attorney, executor, administrator, trustee or guardian, or in any other similar capacity, please give full title.
(4) If a corporation, sign in full corporate name by president or other authorized officer, giving title, and affix corporate seal.  If a partnership, sign in partnership name by authorized person.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

CELLCOM
 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	January 28, 2020	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary